DC

Act: 1933
Section: 3(a)(10)
Rule:
Public Availability: 02/24/2006

February 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: San Francisco Baseball Associates L.P.
Incoming Letter dated February 2, 2006

Based on the facts presented, and without necessarily agreeing with your analysis, the Division will not recommend enforcement action to the Commission if the Giants, in reliance upon your opinion as counsel, operate the Service as described in your letter without compliance with the registration requirements of the Securities Act.

The Division expresses no view with respect to any other questions that the operation of the Service may raise.

Because this position is based on the representations made to the Division in your letter, it should be noted that any different facts or conditions might require another conclusion. Further, this letter merely expresses the Division's position on enforcement action and does not purport to express any legal conclusions on the question presented.

Sincerely,

Charles Kwon
Special Counsel

929956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2006

Mail Stop 3010

Lawrence B. Rabkin
Howard, Rice, Nemerovski, Canady, Falk & Rabkin
Three Embarcadero Center, 7th Floor
San Francisco, CA 94111-4024

Re: San Francisco Baseball Associates L.P.

Dear Mr. Rabkin:

In regard to your letter of February 2, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

HOWARD
RICE
NEMEROVSKI
CANADY
FALK
& RABKIN

A Professional Corporation

Three Embarcadero Center
Seventh Floor
San Francisco, CA 94111-4024

Telephone 415.434.1600
Facsimile 415.217.5910
www.howardrice.com

Writer's Information:

Lawrence B. Rabkin
Direct: 415.399.3038
lrabkin@howardrice.com

February 2, 2006

VIA FEDERAL EXPRESS

Securities Act of 1933, as amended
Section 2(a)(1)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: San Francisco Giants Charter and Club Seat License Program

Ladies and Gentlemen:

On behalf of our client, San Francisco Baseball Associates L.P., a California limited partnership d/b/a the San Francisco Giants (the "***Giants***"), we are requesting that the Division of Corporation Finance ("***Division***") advise us that it will not recommend to the Securities and Exchange Commission (the "***Commission***") that it take any enforcement action against the Giants in connection with the Giants' proposed operation of a service (the "***Service***") that would facilitate the resale of Charter and Club seat licenses (or "***CSLs***") at the Giants' home stadium in SBC Park, as further described in this letter, without compliance with the registration requirements of the Securities Act of 1933, as amended (the "***Securities Act***").[1]

Factual Background

The Giants are a member of the National League of Professional Baseball Clubs. Like many other major sports franchises, the Giants make the most desirable seats at their home stadium available to fans

[1] As background, we respectfully refer the Division to its September 11, 2003 No-Action Letter issued in connection with the proposed operation of an electronic marketplace for the buying and selling of ticket-related products (including stadium seat licenses, substantively identical to the CSLs described in this letter) by The Ticket Reserve, Inc. (the "***Ticket Reserve Letter***"). We believe that the proposed activities of the Giants are, in substance, identical to those described in the Ticket Reserve Letter, and that the legal considerations supporting the Staff's response to the Ticket Reserve Letter should apply in the present case. We recognize, however, that the scope of the no-action relief granted by the Division in response to the Ticket Reserve Letter was limited to compliance with the registration requirements of the Securities Act, and that in formulating its response, the Division did not expressly offer interpretive guidance as to whether it regards the ticket-related products at issue in the Ticket Reserve Letter as "securities" under the Act (or the Exchange Act of 1934, as amended). The scope of the Giants' request is similarly limited.

exclusively through the purchase of charter seat licenses, or CSLs. The Giants currently offer two types of CSL, designated as "Charter Seat" and "Club Seat" licenses. Each type of CSL is governed by a standard form of license agreement.[2] By purchasing either type of CSL, a licenseholder becomes entitled and obligated to purchase full-season admission tickets for particular seats at SBC Park (the "***Park***"). The Park itself was conceived as a replacement for the Giants' previous home stadium at Candlestick Park on the outskirts of San Francisco, and was designed to address the many problems that had plagued Candlestick from the day the Giants began playing there in 1960. Today, the Park is a major Bay Area landmark and a source of tremendous civic pride for all San Franciscans.

"Club Seat" licenses expire after a limited term of years (generally 3, 5 or 7 years), but entitle the holder to special amenities at the Park, including VIP food and beverage service and use of the Park's Business Conference Center. Upon expiration of the license term, a Club Seat licenseholder has the option to renew the CSL, and if not renewed, the CSL terminates as to the licenseholder and may be resold by the Giants (with no proceeds from such resale paid to the former licenseholder). "Charter Seat" licenses are perpetual (subject to forfeiture upon default), but do not include the other premium benefits available to Club Seat licensees.[3] CSLs only cover seats within the Park, but a single CSL may cover multiple seats (though generally not more than four). No seat in the Park is covered by more than one CSL. Neither type of CSL entitles the holder to any equity or other ownership or profits interest in the Giants or the Park, nor do CSL holders have any voting rights. CSLs are not "callable" by the Giants (that is, they are not subject to mandatory buy-back), but they are subject to forfeiture (without reimbursement) in the event of default by the holder under the license agreements under which the CSLs are issued. Events of default include the failure to purchase season tickets, as well as behavior on the part of licensees when attending games that is not consistent with the family atmosphere that the Giants organization strives to maintain within the Park.

A total of 15,000 seats at SBC Park are subject to CSLs, all of which were initially sold to fans prior to the Park's opening day in March 2000. The $72 million in proceeds from the initial sale of the CSLs were used by China Basin Ballpark Company LLC ("***CBBC***"), a majority owned subsidiary of the Giants and the CSL licensor,[4] to partially fund construction of the Park, but the majority of funds required (totaling over $200 million) came from a privately-financed construction loan, as well as various sponsorship and "naming rights" deals common in the sports franchise industry. The sponsorship and naming rights deals were not dependent in any way upon the success of the CSL program. The loan contained financial covenants and obligations related to the Giants' aggregated income from several sources, but the proceeds from the CSL program constituted only one such source of income, and the loan agreement did not contain a specific condition to the making of the loan that the CSL program be successful. All proceeds from the original sale of the CSLs were deposited in escrow and were released in installments based on specific milestones set forth in the CSL license agreements.[5] In addition, all original CSL holders were entitled to a full refund if the Park had not been completed as planned.

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[2] Copies of these agreements have been supplementally provided to the Division.

[3] Although they are not required to do so, the Giants do regularly offer tickets to special events at the Park to both Charter Seat and Club Seat licensees prior to offering such tickets to the general public.

[4] Otherwise unqualified references to the "Giants" in this letter include the Giants and their affiliates, including CBBC.

[5] Approximately $17 million of the total amount deposited into escrow was to be released upon completion of 10% of the Park (as certified by the Park's architect on a construction value basis). Another

At all times since their initial sale, CSLs have been presented to prospective purchasers solely as an opportunity to secure prime seats at the Park and, in the case of "Club Seat" licenses, to enjoy the amenities and services described above. The Giants have not promoted, nor, in connection with the operation of the Service, will they promote CSLs as anything other than the exclusive right to purchase tickets to view Giants home games from prime seats at the Park, and in all of their marketing materials[6] relating to CSLs, the Giants have made and will continue to make it clear that licensees are expected to acquire CSLs solely for recreation and entertainment.

The Giants' standard CSL agreements do not expressly permit CSLs to be resold for profit (though they neither prohibit resales nor limit the profits that could theoretically result therefrom). These agreements require, among other things, that each CSL licensee represent, warrant and agree that:

- the licensee is not acquiring the CSL as an investment and has no expectation of profit as a licensee;
- the licensee is acquiring the CSL solely for the right to purchase tickets to home games at the Park;
- the licensee is acquiring the CSL for his, her or its own use and not with a view to the distribution, transfer or resale of the CSL to others; and
- the licensee does not have, by virtue of purchasing the CSL, any equity or other ownership in the Giants, any manager of the Park, any event promoter, the Park or any of its facilities, nor does the licensee have any rights to dividends or other distributions from the Giants, nor does the licensee have any voting rights of any kind as a result of being a CSL holder.

Under the terms of the CSL agreements, CSLs are transferable only with the written approval of the Giants (not to be unreasonably withheld), except in the following cases (each, a "***Special Event***"):

- the occurrence of a circumstance beyond the control of the licensee, such as death, disability, employment relocation outside the Bay Area, or a similar event as determined by the Giants;
- the transfer of a CSL to a bank or other financial institution (a "***Qualifying Lender***"), as a result of any pledge or other encumbrance in favor of such Qualifying Lender, or due to a default by the licensee of any of the Qualifying Lender's financing documents to which the licensee is a party;
- the transfer of a CSL to an immediate family member of the licensee (defined under the Giants' form CSL agreements as any grandparent, parent, stepparent, spouse, child, stepchild, sibling, grandchild or great-grandchild of the licensee) or to a related party of the licensee

approximately $17 million was to be released upon completion of 25% of the Park, and the remainder was to be released upon completion of 95% of the Park.

[6] Copies of the marketing materials used in connection with the original sale of CSLs have been supplementally provided to the Division. The Giants have not yet begun marketing the Service.

(defined as a person or entity which owns or controls, or is owned or controlled by the licensee); and

- the transfer of ownership interests in a licensee in conjunction with a business transaction in which the acquisition of the CSL is not the intent of the transaction.

The Giants are entitled to withhold consent for requests to transfer CSLs made more frequently than once per year, except in connection with a Special Event, and any CSL transferee must agree in writing to be bound by all the terms and conditions applicable to the transferor. All transfers (even transfers incident to a Special Event) are currently subject to nominal transfer fees of $200 on a "per transferee" basis and must also comply with rules established by the Giants from time to time. Until a transfer is properly recorded on the Giants' records, the Giants may refuse to recognize any purported transferee as a CSL holder. The Giants also have the right to reasonably withhold consent to transfers (as determined on a case-by-case basis), though they have historically permitted privately-arranged transfers and sales by CSL holders that are otherwise made in accordance with these rules.[7] Like a number of other major sports franchises, the Giants do not currently restrict the resale of either season- or single-game tickets purchased through CSLs, provided that such resales are otherwise made in accordance with Giants' policy and applicable laws.

At present, fans who wish to buy or sell CSLs (other than those that are available from the Giants' limited inventory of forfeited or expired CSLs) can only do so by dealing directly with one another.[8] If implemented, the Service would merely facilitate transfers of CSLs between willing buyers and sellers. The Giants currently envision that the Service would be based on a consignment model and would initially be operated offline. Licenseholders who are interested in selling their CSLs would be able to contact a Giants representative who would verify their account information, record their "ask" prices and other information in a centralized database and match available CSLs with interested buyers. Depending on acceptance by fans, the Giants may decide to expand and automate the Service to allow participants to buy and sell CSLs through some form of online auction platform. In addition to the nominal administrative fees that the Giants generally charge in connection with transfers of CSLs, the Giants would charge a transaction fee for use of the Service, based on a percentage of the sales price (which the Giants contemplate would range between 5% and 25%). The Service would not be available for resales of single-game tickets purchased through CSLs.

The Service will not be the exclusive means for buying and selling CSLs; rather, the Service would be offered as a convenience to fans to supplement the other options that are currently available to them. In operating the Service, the Giants would be neutral and would not act as a principal or agent for either the buyer or seller, nor would the Giants guarantee liquidity. All CSL purchasers will continue to be required to expressly represent to the Giants that they are not acquiring CSLs as an investment and that they do not have any expectation of profit as CSL holders. Consistent with past practices, the Giants will not promote the CSLs as anything but the exclusive right to purchase tickets to prime seats at Giants home games at the Park, and the Giants will not promote the Service as a means of investment or a profit-making opportunity. Although the Giants will impose additional transaction fees for transfers made through the

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7 The Giants' primary rationale for allowing private transfers is to maximize the use of seats at the Park that would otherwise remain empty and unused.

8 For example, by posting ads on broad-based auction websites, such as craigslist.org or eBay.

Service (which fees would not apply for privately-arranged sales made without use of the Service), the Giants believe that many of their fans will value the convenience of the Service compared to other alternatives.

Legal Analysis

For the reasons set forth below, it is our opinion that neither CSLs themselves, nor CSLs in conjunction with the Giants' proposed operation of the Service, constitute or involve a "security" within the meaning of Section 2(a)(1) of the Securities Act, or Section 3(a)(10) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***" and together with the Securities Act, the "***Acts***") or an "equity security" within the meaning of Section 3(a)(11) of the Exchange Act.

The definitions of "security" under Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act are quite similar, and they both list numerous types of instruments, many of which are quite specific and plainly unrelated to CSLs. Our analysis will focus on whether or not CSLs are "notes", "bonds", "debentures" or other "evidence of indebtedness", "stock" or "investment contracts" under the analyses described in *Reves v. Ernst & Young*, 494 U.S. 56 (1990), *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837 (1975), *Landreth Timber Co. v. Landreth,* 471 U.S. 681 (1985) and *SEC v. W.J. Howey Co.*, 328 U.S. 293 (1946). Based on the following legal analysis, it is our opinion that CSLs are consumer articles intended for use and consumption, not securities acquired for investment purposes.

Because the Giants are not required to repurchase CSLs (or, indeed, to refund any portion of the CSL purchase price[9]) under any circumstances, we believe that it is clear, as a threshold matter, that CSLs are not "notes", "bonds", "debentures", "evidence of indebtedness" or similar instruments for the purposes of applying the Acts. We note that, in reaching this conclusion, we have considered the applicability of *Reves v. Ernst & Young*, 494 U.S. 56 (1990), a leading decision interpreting the term "notes" under the Acts. In *Reves*, the Court, adopting the so-called "family resemblance" test, concluded that certain demand notes issued by a farming cooperative were subject to regulation under the Acts. The factual context of the *Reves* decision makes it clear, however, that the "family resemblance" test is a means for determining when an instrument designated as a "note" on its *face* is also a "security" for the purpose of providing aggrieved purchasers a remedy under the Acts.[10] Unlike the demand notes at issue in *Reves* (which, among other things, were expressly designated as "promissory notes" by the issuer, carried a variable rate of interest and were payable on demand by the holder), CSLs are not marketed as "notes" and are devoid of all of the attributes (for example, interest rate, maturity and payment on demand provisions), traditionally associated with debt instruments. We believe, therefore, that the *Reves*' "family resemblance test" analysis is inapplicable to CSLs.

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[9] When the CSLs were originally issued prior to the opening of the Park in 2000, CSL holders were entitled to a refund (without interest) if the Park had not been completed, but this obligation lapsed after opening day in March 2000.

[10] As the Court stated in *Reves*, "the phrase 'any note' should not be interpreted to mean literally 'any note,' but must be understood against the backdrop of what Congress was attempting to accomplish in enacting the [Acts]." (*Reves* at 64). To the extent that Congress' intent in enacting the securities laws was to regulate *investments*, and not to provide a "broad federal remedy for all fraud" (*Reves* at 62, citing *Marine Bank v.* Weaver, 455 U.S. 551, 556 (1982)), we believe that it is the *Howey* "investment contract" analysis — not the *Reves* "family resemblance" approach — that provides the appropriate framework for analyzing whether CSLs are "securities". We discuss why CSLs are not "investment contracts" under *Howey* below.

We also believe that CSLs are not "equity securities" under Section 3(a)(11) of the Exchange Act,[11] or the equivalent of "stock" under either Section 2(a)(1) of the Securities Act or Section 3(a)(10) of the Exchange Act, following the reasoning of *Landreth* and *Forman*. In *Landreth*, the Court, citing *Forman*, described several fundamental attributes usually associated with stock, including (i) the right to receive dividends; (ii) negotiability, (iii) the ability to be pledged or hypothecated, (iv) the conferral of voting rights in proportion to the number of shares owned, and (v) the capacity to appreciate in value (*Landreth* at 686).

CSLs (whether viewed alone or in conjunction with the Service) fail the *Landreth* and *Forman* tests. CSLs may be pledged to Qualifying Lenders or resold (subject to the restrictions described above), and CSLs may appreciate in value over time.[12] However, the ability to be pledged or hypothecated and the potential for appreciation in value are common attributes many forms of property which are clearly outside of the scope of the Acts, and so these characteristics cannot, by themselves, suffice to support an inference that CSLs are the equivalent of "stock" and therefore "securities" under the Acts. The remaining characteristics expressly identified by the Court in *Landreth* and *Forman* — negotiability, voting and dividend rights — are completely absent here. Because, among other things, all CSL transfers (including transfers effected through the Service, if introduced) require (or will require) the consent of the Giants, CSLs are not "negotiable" as a legal matter.[13] CSL holders have no voting rights, and they are not entitled to any form of dividend or profit distribution rights at any time or under any circumstances. Introduction of the Service will not change this in any respect.

We have also considered whether CSLs (again, whether viewed alone or in conjunction with the Service) are "securities" within the definition of "investment contracts" under the "economic reality" test in *Howey*. In *Howey*, the Court explained that in evaluating the economic realities of a transaction, "[t]he test is whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others." (*Howey* at 301).[14]

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[11] Section 3(a)(11) of the Exchange Act defines an "equity security" as "any stock or similar security; or any security future on any such security; or any security convertible, with or without consideration, into such a security, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any other security which the Commission shall deem to be of similar nature and consider necessary or appropriate, by such rules and regulations as it may prescribe in the public interest or for the protection of investors, to treat as an equity security."

[12] As we discuss in more detail elsewhere in this letter, the mere possibility that CSLs may appreciate in value should not, by itself, create an "expectation of profit" on the part of a purchaser for the purpose of applying, e.g., the *Howey* test.

[13] For instance, *Black's Law Dictionary*, 8th Edition, defines "negotiability" as "[t]he capability of commercial paper to have its title transferred by indorsement and delivery, or by delivery alone, so that the transferee has a rightful claim on it." *Black's* further explains that "[n]egotiability (which pertains to commercial paper) differs from assignability (which pertains to contracts in general) because an assignee traditionally takes title subject to all equities, and an assignment is not complete without notice to the debtor, whereas an indorsee take free of all equities and without any notice to the debtor."

[14] We note that the *Howey* test, as explained by the Court in *Forman* (421 U.S. at 852) "embodies the essential attributes that run through all of the Court's decisions defining a security."

In order to satisfy the "common enterprise" test, either "horizontal" or "vertical" commonality must be present.[15] Horizontal commonality generally requires the existence of some relationship between the investors themselves that "ties the fortunes of each investor to the success of the overall venture."[16] That is not the case here. All CSLs are independent of one another[17] and there is no pooling of interests of CSL holders. Introduction of the Service will not change this. Although the Service will make it easier to buy and sell CSLs, the intrinsic value of a CSL ultimately comes from the fact that a CSL represents an exclusive right — the right to purchase tickets for premium seats at the Park — and this value neither depends upon nor requires contemporaneous CSL purchases by others.

Under the "strict" definition of vertical commonality followed in the Ninth Circuit, the fortunes of the investor must be "interwoven with and dependent upon the efforts and success of those seeking the investment of third parties."[18] While the intent of the Giants is to realize a profit, CSLs do not represent any economic ownership in the Giants or the Park (in contrast to the citrus grove "investment contracts" at issue in *Howey*), and the value of tickets or CSLs in the hands of fans (which we believe is non-monetary and personal) does not correlate with the profitability of the Giants. Although the Giants' efforts to promote and market the team and maintain the Park may also benefit CSL holders, these benefits are ancillary to the Giants' primary purpose, which is to maximize the value of the business for the benefit of its owners, not CSL holders. Introduction of the Service (for which the Giants will charge CSL holders a fee) will not alter this fact. To paraphrase the Ninth Circuit in *Brodt*,[19] strong efforts by the Giants (either in running the franchise or in operating the Service) will not guarantee a return to the CSL holders, nor will the Giants' success necessarily mean a corresponding success for CSL holders.

Courts in other circuits have articulated a broader definition of vertical commonality, requiring that "the fortunes of the investors be *inextricably linked* to the efficacy of the [promoter's efforts]" (see, e.g., *SEC v. Koscot Interplanetary, Inc.*, 497 F.2d 473, 480 (5th Cir. 1974) (emphasis added)). For many of the same reasons outlined above, however, we believe that "broad" vertical commonality is also absent. In the end, demand for Giants tickets and CSLs depends on a variety of factors — including the perceived social prestige associated with CSL ownership, the enjoyment of watching the Giants play other teams from exceptional seats in the Park, and the popularity of baseball itself — many of which are simply beyond the ability of the Giants' to manage or control.

As for the "profits" coming "solely from the efforts of others" component of the *Howey* test, we note that in *Forman* the Court elaborated on the definition of "profits" under *Howey*:

> "By profits, the Court has meant either capital appreciation resulting from the development of the initial investment, as in [*SEC v. C.M. Joiner Leasing Corp.*, 320 U.S.

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15 In discussing the "common enterprise" prong of Howey, we recognize that the Commission has expressed the view that it does not believe a "common enterprise" is a distinct requirement for an investment contract under the *Howey* test (*In the Matter of the Application of Anthony H. Barkate*, S.E.C. Rel. 34-49542, footnote 13 (April 2004)).

16 *Curran v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 622 F.2d 216, 224 (6th Cir. 1980), *aff'd on other grounds*, 456 U.S. 353 (1982).

17 For example, as noted above, no seat in the Park is covered by more than one CSL.

18 See, e.g., *Brodt v. Bache & Co.*, 595 F.2d 459 (9th Cir. 1978).

19 *Id.* at 461.

> 344, 349 (1943)] (sale of oil leases conditioned on promoters' agreement to drill exploratory well), or a participation in earnings resulting from the use of investors' funds, as in *Tcherepnin v. Knight*, [389 U.S. 332, 339 (1967)] (dividends on the investment based on savings and loan association's profits). In such cases the investor is 'attracted solely by the prospects of a return' on his investment. *Howey*, supra, at 300. By contrast, when a purchaser is motivated by a desire to use or consume the item purchased — 'to occupy the land or to develop it themselves,' as the *Howey* Court put it, ibid. — the securities laws do not apply." (421 U.S. at 852-53)

All CSL holders are required, as a condition to purchase, to represent to the Giants that they are not acquiring their CSLs as an investment and that they have no expectation of profit as a CSL licensee. If the Service is introduced, the Giants will continue to require such representations from all those who acquire CSLs through the Service. In addition, we think that it is important to recognize in the "expectation of profits" analysis that a CSL is both a right *and* an obligation to purchase season tickets for specific seats at the Park. In order to reap the benefits of CSL ownership, a licenseholder must continue to purchase season tickets each year (or forfeit the CSL), and this obligation should eliminate any reasonable expectation of profit on the part of a hypothetical CSL "investor." In the current 2005 season, for example, the price for a typical CSL offered by the Giants covering a "Lower Box" seat at the Park is approximately $5,000, while the price of a season ticket for the same seat is approximately $2,600 (or more than 50% of the face value of the CSL itself). Even if one were to assume (contrary to experience) that season ticket prices did not increase over the term of the CSL, after only two seasons, a would-be CSL "investor" (that is, someone who, by definition, is "attracted *solely* by the prospects of a return" and who is not "motivated by a desire to use or consume" the CSL in the sense of *Howey* and *Forman*) would need to find a buyer willing to pay over twice the original purchase price of the CSL in order to merely recoup costs. If, as anticipated, the Giants impose an additional administrative fee for use of the Service, then the "break even" price-point is even higher. We recognize that CSL holders may, subject to applicable laws and Giants policy, be able to resell tickets purchased through CSLs, but the success of such resales cannot be guaranteed, and any CSL holder seeking to recover the costs of CSL ownership through individual ticket resales would ultimately be relying on third-party purchasers who are themselves motivated by a desire to "consume" a portion of the value represented by the CSL by actually attending games at the Park. Given that purchasers will, at best, have varying motives for purchasing CSLs and single-game tickets acquired through CSLs, and the speculative chance of actually profiting economically from such purchases, CSLs fail the *Howey* test.

We have also considered the applicability of the "risk capital" test, as first articulated by Justice Traynor of the California Supreme Court, over 40 years ago in *Silver Hills Country Club v. Sobieski*, 55 Cal.2d 811 (1961). The holding in *Sobieski* was limited in scope to the definition of "securities" under Section 25008 of the California Corporations Code (which has since been replaced by Section 25019 of the California Corporate Securities Law of 1968, as amended), and is therefore not directly applicable to the definition of "securities" under the federal Acts. The "risk capital" test has been discussed in various federal opinions, including *Forman*, but we note that in *Forman* the Court expressly *declined* to adopt the "risk capital" test (*Forman*, 421 U.S. 837 at 857, footnote 24).[20]

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[20] We also note that in *Reves*, the Supreme Court cited *Underhill v. Royal*, 769 F.2d 1426, 1431 (9th Cir. 1985) as the source of a "risk capital" approach that is "virtually identical" to the *Howey* test. *Underhill* in turn, cited *California Bank v. THC Financial Corporation*, 557 F.2d 1351 (9th Cir. 1977), in which the Ninth Circuit explained

Even in the Ninth Circuit, it is unclear whether and to what extent the *Sobieski* "risk capital" test is analytically distinct from the *Howey* test. For example, in *McLish v. Harris Farms, Inc.*, 507 F. Supp. 1075 (E.D. Cal. 1980), the Court wrote that "[o]ne can read hundreds, indeed, literally thousands of pages of commentary since the announcement of the [*Sobieski*] case . . . as well as study intently the decisions of the California Appellate Courts since . . . and still not be able to state with any degree of certainty as to whether or not it was the purpose of the California Supreme Court . . . to supplant the 'expectations of profit' test with the 'risk of loss test', or merely to supplement the 'expectations of profit' test with another test where, in the Court's view, the purpose of the securities act would not be served because of the transactional bias contained in the 'expectations of profits' test." (*McLish* at 1087). Because we believe that the substantive requirements of the *Howey* test provide the proper analytical framework for determining whether CSLs are "securities" under the Acts, we do not believe that *Sobieski* should alter the analysis.

Nevertheless, we believe that the "bad facts" underpinning the *Sobieski* decision are not present here. In *Sobieski*, a developer used the proceeds from the sale of country club memberships as the primary means of financing construction of the club facilities, which the California court characterized as the solicitation "of risk capital with which to develop a business for profit." At the time that *Sobieski* was decided, the construction of the country club was not complete, and the promoters in *Sobieski* had made only a $400 down payment on a $75,000 contract for the purchase of real property on which the club was to be built. In the Court's view, purchasers of memberships were therefore at risk that the benefits of club membership would never materialize. In our case, however, proceeds from the original sale of CSLs were not the primary source of funds used to construct the Park — as described above, the majority of the funds required came from alternate sources, and all proceeds from the original sale of the CSLs were placed in escrow and released to the Giants only after significant construction milestones were met. In contrast to the thinly-capitalized promoters in *Sobieski*, the Giants had been operating in the Bay Area as a high-profile major league baseball team for over 40 years, and, had the Park not been completed, all CSL purchasers would have been entitled to a full refund of the CSL purchase price. In any event, the Park was completed in 2000, and since that time, all CSL purchasers are now entitled to enjoy the full benefits of CSL ownership immediately. In addition, the Giants' annual revenue from CSL sales is not a material component of the Giants overall revenue. In 2004, for example, revenue from CSL sales constituted less than 1% of the Giants revenue from ticket sales (including season tickets). Although the Giants may recognize additional CSL-related revenue through operation of the Service, the Giants do not expect that this additional revenue will change this result. For these reasons, it is our opinion that CSL purchasers employing the Service will not be contributing, "risk capital with which to develop a business for profit" within the meaning of *Sobieski*.

We have also considered the question of whether or not the Giants, by operating the Service and providing a trading platform for the purchase and sale of CSLs (which, as we have argued, are not themselves "securities"), could be deemed to be engaged in a "common enterprise" that could itself be deemed to constitute a "security" under the *Howey* standard, in light of the Second Circuit's decision in *Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 756 F.2d 230 (2d Cir. 1985).

that "the [United States Supreme] Court's emphasis on an expectation of profits from the entrepreneurial efforts of others" — i.e., the *Howey* test — "is encompassed in this Circuit's 'risk capital' test." (*California Bank* at 1358).

In *Gary Plastic*, Merrill Lynch marketed "bundled" insured certificates of deposit (CDs) that it had obtained from banks, maintained a secondary market for their trading, and agreed to provide liquidity to investors by promising to repurchase the CDs under certain circumstances. In rendering its decision, the Second Circuit ultimately found that the activities of Merrill Lynch involved the sale of securities under the *Howey* test, despite the Supreme Court's holding in *Marine Bank v. Weaver*, 455 U.S. 551 (1982), that a *conventional* CD purchased from an issuing bank is *not* a security under the antifraud provisions of the federal securities laws. In reaching its conclusion, the court in *Gary Plastic* took note of the Supreme Court's statement in *Marine Bank* that "each transaction must be analyzed on the content of the particular instrument involved and the factual setting as a whole." (*Marine Bank* at 560, n.11).

The facts described in *Gary Plastic* are quite distinguishable from ours. Participants in the Merrill Lynch scheme described in *Gary Plastic* were led to expect profits derived solely from the efforts of Merrill Lynch, and a significant portion of their investment depended on Merrill's managerial and financial expertise.[21] Unlike a traditional CD, investors in the Merrill CD Program were motivated by the expectation of a return of their cash investment, the potential for price appreciation due to interest rate fluctuations, and the liquidity of highly negotiable instruments.[22] None of these features is present here. The value of CSLs could theoretically be affected by demand for tickets to Giants home games, but, as noted above, such price fluctuations will necessarily depend on a variety of factors which do not correlate with the entrepreneurial or managerial efforts of the Giants. Although the Service will be designed to make it easier and more convenient for fans to buy and sell CSLs, the Giants will not guarantee liquidity, nor will licensees be led to expect any profits from the resale of their CSLs. In operating the Service, the Giants will merely provide a neutral platform to match buyers and sellers, for which it will charge a fee. In the end, however, the difference between *Gary Plastic* and what the Giants propose is clear. The underlying instruments at issue in *Gary Plastic* — Merrill's repackaged CDs — were inherent investment vehicles and were marketed as such. By contrast, a CSL is a consumer article intended for use and consumption by the purchaser in the sense of *Forman* and is therefore outside the scope of the Acts.

In summary, and for all of the reasons set forth above, we believe that neither CSLs nor the trading of CSLs in conjunction with operation of the Service constitute or involve "securities" for the purposes of the Acts. Our opinion is based, among other things, on the following facts and observations:

- On their face, CSLs are not "notes" or similar instruments, nor are they the equivalent of "stock" under *Landreth* or *Forman*. A CSL is an exclusive license to purchase season tickets at specified seats within the Park (and, in the case of Club Seat licenses, the right to amenities and services). CSLs are not callable, and CSL holders do not have any equity or ownership interests in the Giants or the Park, including voting rights, or the right to receive dividends or share in any profits earned by the Giants. Although they are transferable with the permission of the Giants, CSLs are non-negotiable. Introduction of the Service will not change this in any respect.

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[21] *Gary Plastic* at 241.

[22] Indeed, an executive at Merrill Lynch was alleged to have characterized the CDs created and sold through the Merrill CD Program as *wholly different* from an ordinary certificate of deposit (*Gary Plastic,* at 242). In our case, the CSLs sold by licensees through the Service will be identical in all respects to CSLs sold directly by the Giants.

- In operating the Service, the Giants will not guarantee liquidity, nor will licensees be led to expect any profits from the resale of their CSLs. Consistent with past and current practices, all CSL licensees (including all those who buy CSLs through the Service) will be required to represent and warrant to the Giants that they are not purchasing the CSLs for investment purposes and that they do not have an expectation of profit as a CSL licensee.

- CSLs are not "investment contracts" in the sense of *Howey*. The value of a CSL in the hands of a licenseholder is non-monetary and personal to the licenseholder and is not correlated with, e.g., contemporary CSL purchases by others or the profitability of the Giants. Although — as with many forms of property, and not just securities — the face value of a CSL may increase over time, the Giants believe that any expectation of an actual financial profit on the part of a hypothetical CSL "investor" (that is, someone who is "attracted solely by the prospects of a return" and who is not "motivated by a desire to use or consume" the CSL in the sense of *Howey* and *Forman*) would be unreasonable, among other things, because of the ongoing obligation to purchase season tickets over the term of the CSL. Introduction of the Service — which will impose additional fees on CSL holders who choose to use it, and therefore further erode any hypothetical expectation of profit — should not change this result. Again, the Giants will not promote the Service as a means of investment or a profit-making opportunity.

- Although there is a question as to the analytical viability of *Sobieski* as a test distinct from *Howey* in light of subsequent federal decisions, we do not believe that the facts underpinning the *Sobieski* decision are present here. The proceeds from the original sale of CSLs were not the primary source of funds used to construct the Park — the majority of the funds required came from alternate sources, and all proceeds from the original sale of the CSLs were placed in escrow and released to the Giants only after significant construction milestones had been met. The Park was completed in 2000, and since that time, all CSL purchasers have been entitled to enjoy the full benefits of CSL ownership immediately. In addition, the Giants' annual revenue from CSL sales is not a material component of the Giants' overall revenue. For these reasons, we do not believe that CSLs purchasers have contributed, or, by purchasing CSLs through the Service, will be contributing, "risk capital with which to develop a business for profit" within the meaning of *Sobieski*.

In view of the foregoing, we respectfully request that the Division advise us that it will not recommend to the Commission that it take any enforcement action against the Giants in connection with their proposed operation of the Service without compliance with the registration requirements of the Securities Act. If for any reason you conclude that you cannot respond affirmatively to our request, we would appreciate the opportunity to discuss the matter with you prior to the preparation of your response and ask that you call the undersigned at (415) 434-1600.

Seven copies of this letter are submitted herewith, along with an additional file copy. Please acknowledge receipt of this letter by stamping the file copy and returning it to the undersigned in the enclosed self-addressed envelope.

Please call if you have any questions or need any additional information. Thank you for your assistance.

Very truly yours,

Larry Rabkin

Lawrence B. Rabkin

cc: Elizabeth R. Murphy, Esq.
Vice President & Deputy General Counsel
San Francisco Giants